August 27, 2024

Anton D. Nikodemus
Chief Executive Officer
Seaport Entertainment Group Inc.
99 Water Street
28th Floor
New York, NY 10038

       Re: Seaport Entertainment Group Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 7, 2024
           File No. 333-279690
Dear Anton D. Nikodemus:

     We have reviewed your amended registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 13, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1, Filed August 7, 2024 Questions and Answers About the Rights Offering
Q.How will the Rights Offering affect Pershing Square's ownership of our common stock?, page ix

1. With reference to prior comment 5 in our letter dated March 12, 2024, we reissue in part. We note the indication in the backstop agreement that you have provided Pershing
       Square with registration rights. It would appear that these registration rights do not include a lock-up period with respect to those shares once registered. Please state as much here, if true.
 August 27, 2024
Page 2

       Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264
with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Trade &
Services